May 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Dillon Hagius

RE:	Oncotelic Therapeutics, Inc. (CIK: 0000908259)
Registration Statement No. 333-256448 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Oncotelic Therapeutics, Inc. hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, June 2, 2021, or as soon thereafter as practicable.

Oncotelic Therapeutics, Inc.

By:	/s/ Vuong Trieu
Name:	Vuong Trieu
Title:	Chief Executive Officer